UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 3, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-196733

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TWB COMPANY, LLC

DEFERRED PROFIT SHARING PLAN, AS AMENDED AND RESTATED

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

The Financial Statements and Supplemental Schedule for the TWB Company, LLC Deferred Profit Sharing Plan, as Amended and Restated identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TWB COMPANY, LLC DEFERRED PROFIT SHARING PLAN, AS AMENDED AND RESTATED

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Ivan Meltzer
Date: June 26, 2015		Ivan Meltzer, Member

TWB COMPANY, LLC

DEFERRED PROFIT SHARING PLAN, AS AMENDED AND RESTATED

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

November 3, 2014 and December 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

TWB Company, LLC. Deferred Profit Sharing Plan, as Amended and Restated

Columbus, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the TWB COMPANY, LLC DEFERRED PROFIT SHARING PLAN, AS AMENDED AND RESTATED (the “Plan”) and related Statements of Changes in Net Assets Available for Benefits for the period and year then ended November 3, 2014 and December 31, 2013. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TWB Company, LLC Deferred Profit Sharing Plan, as Amended and Restated as of November 3, 2014 and December 31, 2013, and the changes in its net assets available for benefits for the period and year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of November 3, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

MEADEN & MOORE, LTD.

Certified Public Accountants

June 26, 2015

Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

TWB Company, LLC

Deferred Profit Sharing Plan, as Amended and Restated

	November 3, 2014	December 31, 2013
ASSETS
Cash	$—	$1,158
Receivables:
Notes Receivable from Participants	—	665,709
Receivable - Employer Contributions	—	53,840

Total Receivables	—	719,549

Investments (at Fair Value):
Worthington Industries Inc. Common Stock	—	1,803,409
Mellon Stable Value Fund	—	1,560,444
Fidelity Balanced Fund K	—	1,541,384
Fidelity Spartan Extended Market Index Advantage Fund	—	445,165
Fidelity Spartan 500 Index Institutional Fund	—	1,005,028
Fidelity Freedom 2020 Fund W	—	984,741
Pimco Total Return Institutional	—	1,102,376
Fidelity Freedom 2030 Fund W	—	761,780
Fidelity Freedom 2040 Fund W	—	1,072,461
Fidelity Freedom 2010 Fund W	—	32,041
Fidelity Freedom Income Fund W	—	9,847
Fidelity Freedom 2000 Fund W	—	16,312
Fidelity Freedom 2015 Fund W	—	106,946
Fidelity Freedom 2025 Fund W	—	147,313
Fidelity Freedom 2035 Fund W	—	991,738
Fidelity Freedom 2045 Fund W	—	366,421
Fidelity Freedom 2050 Fund W	—	54,908
Fidelity Freedom 2055 Fund W	—	56,982
Fidelity Diversified International Fund K	—	2,456,749
Dodge & Cox Stock Fund	—	3,090,576
DFA US Target Value Fund	—	1,382,103
Harbor Capital Appreciation Institutional	—	2,724,604
Vanguard Total International Stock Index Signal	—	40,794
Alger Small Cap I-2 Fund	—	969,647

Total Investments	—	22,723,769

Total Assets	—	23,444,476

LIABILITIES	—	—

Net Assets Available for Benefits at Fair Value	—	23,444,476
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	—	(7,040)

Net Assets Available for Benefits	$—	$23,437,436

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

TWB Company, LLC

Deferred Profit Sharing Plan, as Amended and Restated

	November 3, 2014	December 31, 2013
Contributions:
Employer	$706,956	$781,173
Employee	991,289	999,270
Rollovers	9,603	—

Total Contributions	1,707,848	1,780,443

Investment Income:
Interest and Dividend Income	350,362	585,479
Net Unrealized/Realized Appreciation	580,056	4,125,238

Total Investment Income	930,418	4,710,717

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	1,541,553	1,346,081
Administrative Expenses	41,040	32,838

Total Deductions	1,582,593	1,378,919

Net Increase in Net Assets	1,055,673	5,112,241
Net Assets Transferred To Other Qualified Plans	(24,493,109)	—

Net Assets Available for Benefits at Beginning of Year	23,437,436	18,325,195

Net Assets Available for Benefits at End of Year	$—	$23,437,436

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

TWB Company, LLC

Deferred Profit Sharing Plan, as Amended and Restated

1.	Description of Plan

The following description of the TWB Company, LLC Deferred Profit Sharing Plan, as Amended and Restated (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Effective October 9, 2014, the Plan was amended allowing for the assets of the Plan to be merged into the Worthington Industries, Inc. Deferred Profit Sharing Plan (the “Worthington Plan”). The assets of the Plan with a fair value of $24,493,109 became assets of the Worthington Plan as of November 3, 2014.

General:

The Plan is a defined contribution plan covering all non-union employees of TWB Company, LLC (“TWB” or the “Company”) who meet the hour and age requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee of the Plan is Fidelity Management Trust Company (the “Trustee”). TWB is the Plan Sponsor.

Prior to July 31, 2013, ThyssenKrupp (“Thyssen”) was the majority member of TWB with a 55% ownership interest and Worthington Steel of Michigan, Inc., a subsidiary of Worthington Industries, Inc. (“Worthington”) was the minority member with a 45% ownership interest. On July 31, 2013, WISCO International Tailored Blanks, GmbH, a subsidiary of Wuhan Iron and Steel Company (“WISCO”) acquired Thyssen’s interest in the Company. Immediately following WISCO’s acquisition of Thyssen’s ownership interest, Worthington acquired an additional 10% interest in TWB and became the majority member.

Eligibility:

All full-time employees of the Company age 18 and older who are employed for 90 days are eligible to participate in the Plan. Effective January 1, 2014, these employees are no longer required to be employed for 90 days in order to participate in the employee deferral component of the Plan. All part-time and seasonal employees of the Company age 18 and older are eligible to participate in the Plan after one year of service.

Contributions:

Employee deferral - The Plan provides for automatic enrollment for all new participants at 2% of the participant’s compensation after meeting eligibility requirements. Participants may make pre-tax contributions up to a maximum of 90% of their annual compensation. Participants who have attained age 50 before the end of the Plan Year, are eligible to make catch-up contributions. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

Employer contributions - The Company matches 50 cents per dollar of voluntary contributions of the first 4% of such participants’ compensation. The Company also makes an employer contribution of 3% of compensation to eligible participants. This contribution is made each pay period. As a safe harbor plan, the Sponsor guarantees a minimum contribution of at least 3% of participants’ eligible compensation.

Effective January 1, 2014, participants in the Plan who have otherwise not made an enrollment designation will be subject to an automatic enrollment arrangement whereby 4% of their compensation will be automatically contributed to the Plan. Additionally, effective March 1, 2014, contributions for active participants for whom a current automatic enrollment contribution of 2% is being made will be increased to 4% of compensation.

Additional Company contributions may be made at the option of the Plan Sponsor and will be allocated based on the unit credit method. The unit credit method uses the employees’ years of service and compensation to allocate any additional contribution.

Participant Accounts - Each participant’s account is credited with the participant’s elective contributions, employer matching contributions, employer contributions, earnings and losses thereon and an allocation of the Plan’s administrative expenses. Substantially all administrative fees are paid by the Plan, through allocation, both direct and indirect, to its participants.

Rollover contributions from other plans are also accepted, providing certain specified conditions are met.

Investment Options:

Participants direct their contributions among a choice of the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund, as determined by the age of the participant.

Effective January 1, 2013, future contributions to the Worthington Industries, Inc. Common Stock fund are limited to not more than 25% of the total contributions made by or for a participant to the Plan. A participant will be prohibited from making investment exchanges to the Worthington Industries, Inc. Common Stock fund if the participant’s investment in the fund equals or exceeds 25% of such person’s total accounts.

Vesting:

All participants are 100% vested in all contributions and related earnings credited to their accounts.

Notes Receivable from Participants:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed five years, except when used for the purchase of a primary residence.

The loans are secured by the balance in the participants’ accounts and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 62, or when the sum of the participant’s age and years of service equals 70. The Plan also provides for early payment of benefits to in-service employees, with certain restrictions, after reaching age 59-1/2.

Payment of Benefits:

Upon termination of service due to death, disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As described in current accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by U.S. GAAP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

The Plan’s investments are stated at fair value as of year-end. Fair values for mutual funds and Worthington Industries, Inc. Common Stock are determined by the respective quoted market prices. Fair value of the common collective trust is determined by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. Fair value of investments in wrapper contracts within the common collective trust are measured using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rates and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts, which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Investment Valuation and Income Recognition:

The Master Trust’s investments are stated at fair value as of year-end. Fair values for mutual funds and Worthington Industries, Inc. Common Stock are determined by the respective quoted market prices. Fair value of the common collective trust (“CCT”) is determined by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. Fair value of investments in wrapper contracts within the CCT are measured using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rates and the duration of the underlying fund securities. The primary goal of the CCT is to seek current income while maintaining stability of invested principal. The CCT is invested and reinvested primarily in a diversified portfolio of fixed-income instruments which may include traditional and separate account guaranteed investment contracts (obligations of creditworthy life insurance companies), corporate investment contracts, synthetic GICs (high-quality debt securities including mortgage-backed, commercial mortgage- backed, asset-backed and corporate securities held by the CCT within contracts that are intended to minimize market volatility), variable rate GICs, repurchase agreements, US treasury and agency securities, and cash and cash equivalents, including certificates of deposit and money market instruments. The CCT may also invest in a collective fund or group trust (including but not limited to one maintained by The Bank of New York Mellon or its affiliate) that invests in such fixed income instruments. No investment contract in which the CCT invests will have a duration of more than six years from the date of issuance. The CCT will operate with a weighted average duration selected by The Bank of New York Mellon, in its capacity as Trustee of the fund from time to time, but such weighted average duration generally will average between 1.0 and 3.0 years. Participants may purchase or redeem units of the CCT for cash or securities based on the unit value determined as of the valuation date. Unit value is generally determined each business day of the year. All participants have a proportionate undivided interest in the net assets of the CCT.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Merger:

Effective October 9, 2014, the Plan was amended allowing for the assets of the Plan to be merged into the Worthington Industries, Inc. Deferred Profit Sharing Plan (the “Worthington Plan”). The assets of the Plan with a fair value of $24,493,109 became assets of the Worthington Plan as of November 3, 2014.

3.	Tax Status

The Plan received a determination letter from the IRS dated December 23, 2010 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of November 3, 2014, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

4.	Investments

The Plan’s funds are invested in mutual funds, Worthington Industries, Inc. Common Stock and common collective trusts, through the Trustee.

Investments of the Plan at Fair Value:

	2014	2013
Mutual Funds	$—	$19,359,916
Worthington Industries, Inc. Common Stock	—	1,803,409

Total	$—	$22,723,769

Investment Income of the Plan for the years ended:

	November 3, 2014	December 31, 2013
Interest and Dividend Income	$350,362	$585,479
Net Appreciation in Fair Value of Investments:
Mutual Funds	741,141	3,455,090
Worthington Industries, Inc. Common Stock	(161,085)	670,148

Total	$930,418	$4,710,717

At December 31, 2013 the Plan held 42,857 common shares of Worthington Industries, Inc. The Plan did not hold any common shares of Worthington Industries, Inc. at November 3, 2014, due to the merger of the Plan into the Worthington Plan, as described in Footnote 1, “Description of Plan”. The Plan received cash dividends from Worthington of $20,768 and $12,311 for the years ended November 3, 2014 and December 31, 2013, respectively.

Investments of the Plan that represented more than 5% of the net assets of the Plan at November 3, 2014 and December 31, 2013 were as follows:

	November 3, 2014	December 31, 2013
Worthington Industries Inc. Common Stock	N/A	$1,803,409
Mellon Stable Value Fund	N/A	1,553,404
Fidelity Balanced Fund K	N/A	1,541,384
Fidelity Diversified International Fund K	N/A	2,456,749
Dodge & Cox Stock Fund	N/A	3,090,576
Harbor Capital Appreciation Institutional	N/A	2,724,604
DFA US Target Value Fund	N/A	1,382,103

5.	Benefit-Responsive Contracts

The Plan holds a stable value investment contract (the “portfolio”) with the Trustee. The portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The portfolio invests in underlying assets, typically fixed-income securities or bond funds and enters into “wrapper” contracts issued by third parties. The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrapper contract issuer agrees to pay the portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

As described above, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the wrapper contract issuer. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed for resetting on at least a semi-annual basis. Certain events limit the ability of the Plan to transact at contract value with the issuer. However, the Plan Administrator does not believe that the occurrence of any such event would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate the contract for cause at any time.

Mellon Stable Value Fund

	November 3, 2014	December 31, 2013
Investments at Fair Value	$—	$1,560,444
Adjustments to Contract Value	—	(7,040)

Investments at Contract Value	$—	$1,553,404

Average Yield on Actual Earnings	1.50%	1.44%
Crediting Interest Rate	1.26%	1.18%

6.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions.

The Plan offers common shares of Worthington as an investment option. As a result, Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

7.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	Fair Value

As defined in current authoritative accounting guidance, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets; and

Inputs other than quoted prices that are observable for the asset or liability.

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See the description within Footnote 2, “Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table.

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2013. The Plan did not hold any assets at November 3, 2014, due to the merger of the Plan into the Worthington Plan, as described in Footnote 1, “Description of Plan”.

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds:
Balanced Funds	$1,541,384	$1,541,384	$—	$—
Fixed Income Funds	1,102,376	1,102,376	—	—
Growth Funds	10,664,473	10,664,473	—	—
Index Funds	1,450,193	1,450,193	—	—
Lifecycle Funds	4,601,490	4,601,490	—	—

Total Mutual Funds	19,359,916	19,359,916	—	—
Common Collective Trust	1,560,444	—	1,560,444	—
Worthington Industries, Inc. Common Stock	1,803,409	1,803,409	—	—

Total	$22,723,769	$21,163,325	$1,560,444	$—

9.	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the filing date of this Form 11-K.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

TWB Company, LLC

Deferred Profit Sharing Plan

EIN 38-3044639, Plan Number 001

No Assets Held at November 3, 2014